

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Susan Schieman
Chief Financial Officer
Cardone REIT I, LLC
18909 NE 29th Ave.
Aventura, FL 33180

   Re: Cardone REIT I, LLC
    Draft Offering Statement on Form 1-A
    Submitted September 15, 2021
    CIK No. 0001882616

Dear Ms. Schieman :

   This is to advise you that we do not intend to review your offering statement.

   Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Richard Robinette